SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Smart Online, Inc.

Common Stock, par value $0.001

83171V 10 0

Atlas Capital, SA
116 Rue du Rhone
CH-1204
Geneva Switzerland

with a copy to:

James F. Verdonik, Esq.
Daniels Daniels & Verdonik, P.A.
1822 NC Highway 54 East, Suite 200
Durham, North Carolina 27713
(919) 544-5444

February 15, 2005

If the filing Person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|

Schedule 13D	Page 2 of 6

1.	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Atlas Capital, SA
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER: 1,176,341 8. SHARED VOTING POWER: 0 9. SOLE DISPOSITIVEPOWER: 1,176,341 10. SHARED DISPOSITIVEPOWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,176,341 See Item 5(a)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 10%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

Schedule 13D

Item 1.  Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of SmartOnline, Inc., a Delaware corporation (the “Company”). The principal executive office of the Company is located at 2530 Meridian Parkway, Durham, North Carolina 27713.

Item 2.  Identity and Background.

(a)    This Schedule 13D is being filed on behalf of Atlas Capital, SA (the “Reporting Person”).

(b)    The business address of the Reporting Person is 116 Rue du Rhone, CH-1204, Geneva Switzerland.

(c)    The Reporting Person is a 5% shareholder of the Company.

(d)    The Reporting Person has not, during the five years prior to the date of this Schedule 13D, been convicted in a criminal proceeding.

(e)    The Reporting Person has not, during the five years prior to the date of this Schedule 13D, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)    The Reporting Person is a company in Switzerland.

Item 3.  Source and Amount of Funds or Other Consideration.

Reporting Person acquired the shares when the Reporting Person purchased shares in March 2004, May 2004 and August 2004 for an aggregate of $3,270,000 paid from corporate funds.

Item 4.  Purpose of Transaction.

The Reporting Person acquired the shares of Common Stock of the Company for investment purposes.

(a)    Except as set forth below in this paragraph (a), the Reporting Person does not have any plans or proposals that relate to, or would result in, the acquisition by any person of additional securities of the Company or the disposition of securities of the Company.

The securities of the Company held by the Reporting Person constitute a significant portion of the Reporting Person’s total personal net worth. One of the Reporting Person’s investment goals is diversification, which would require some sales of the securities of the Company by the Reporting Person. Accordingly, the Reporting Person may, from time to time, make decisions to sell securities of the Company based upon then-prevailing market conditions.

The Reporting Person entered into Put Agreements dated March 10, 2004 and August 13, 2004 with Michael Nouri. The Company is not a party to this agreement, but these agreements were entered into at the time of an investment in the Company by the Reporting Person to provide comfort to the Reporting Person that would fulfill its promise to cause its common stock to become publicly traded. The Put Agreements give the Reporting Person the right to require Michael Nouri and another shareholder of the Company, Mr. Doron Roethler, to purchase for $2,700,000 the 728,571 shares of common stock and warrants to purchase 188,571 shares of common stock the Reporting Person purchased from the Company in March 2004 and August 2004. The Put Agreements can be exercised in the sole discretion of the Reporting Person during the month of March 2005 or during the month of March 2006, but the Put Agreements terminate and the put options cannot be exercised after (i) the common stock of the Company is listed or quoted for pubic trading, or (ii) the stockholders of the Company vote to approve any action reasonably necessary to cause stock of the Company to be publicly traded, but the Reporting Person votes against the action, or (iii) the Reporting party transfers any of its common stock or warrants of the Company.  The Put Agreements are not assignable and terminate if the Reporting Person transfers the securities covered by the Put Agreements.

The Reporting Person signed an agreement that restricts the sale of all the shares owned by the Reporting Person reported in this Report. These transfer restrictions include, among other restrictions, an agreement limiting the volume of sales or transfers of the shares (other than transfers to certain related parties) to not more than one third of the shares held by the Reporting Person during any rolling 30-day period . The restrictions are effective through August 15, 2006.

The Reporting Person has the right to require the Company to register shares of the Company for resale by the Reporting Person.

(b)    The Reporting Person does not have any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries. The Company will, however, be evaluating acquiring all or parts of other companies as part of its business strategy and may from time to time do such acquisitions.

(c)    The Reporting Person does not have any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of the Company or any of its subsidiaries.

(d)    The Reporting Person does not have any specific plans to change the present Board of Directors or management of the Company. The Company, however, as a goal to increase the number of independent directors and to add experienced management. The Company will, therefore, be evaluating suitable candidates from time to time.

(e)    The Reporting Person does not have any plans or proposals that relate to or would result in any material change in the present capitalization or dividend policy of the Company, except that the Company may from time to time sell additional securities to raise capital.

(f)    The Reporting Person does not have any plans or proposals that relate to or would result in any other material change in the Company’s business or corporate structure.

(g)    The Reporting Person does not have any plans or proposals that relate to or would result in changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person.

(h)    The Reporting Person does not have any plans or proposals that relate to or would result in causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i)    The Reporting Person does not have any plans or proposals that relate to or would result in a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

(j)    The Reporting Person does not have any plans or proposals that relate to or would result in any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a)    The Reporting Person beneficially owns 1,176,341 shares of Common Stock, which, based on the Company’s most recent Registration Statement on Form SB-2 Form, represents approximately 10% of the issued and outstanding shares of Common Stock. Of this amount, 938,913 shares are owned by Atlas Capital, SA and 237,428 shares can be acquired upon the exercise of warrants, which can be exercised at any time.

(b)    The Reporting Person has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 1,176,341 shares of Common Stock reported in Item 5(a) of this Schedule 13D.

(c)    The Reporting Person acquired all the shares reported prior to 60 days before the date of this Report.

(d)    Not applicable,

(e)    Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Except as disclosed in this Schedule 13D, the Reporting Person does not have any other contracts, arrangements, understandings or other relationships with respect to the securities of the Company. See Answer to Item 4(a) for description of relevant contracts.

Item 7.    Material to be Filed as Exhibits.

1.  Not applicable.

2.  (a)    Put Agreement dated March 10, 2004

              (b)    Put Agreement dated August 13, 2004

 (c)    Subscription Agreement dated as of March 22, 2004

(d)    Subscription Agreement dated as of May 24, 2004

(e)    Subscription Agreement dated as of August 30, 2004

3.  Not applicable.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 22, 2005	/s/ Avy Lugassy
Signature

Type Name:: Avy Lugassy